[Logo of Chicago Board of Trade]

Filed by CBOT Holdings, Inc. Subject Company – CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following press release was distributed on November 10, 2004.

For Immediate Release	Contact:	Melissa Jarmel 312-435-3620 news@cbot.com

CBOT THIRD QUARTER NET INCOME RISES 77 PERCENT

CHICAGO, November 10, 2004 – The Chicago Board of Trade (CBOT®) reported today that net income in the third quarter of 2004 rose 77 percent to $12.2 million from $6.9 million in the same period of 2003.

CBOT President and CEO Bernard Dan said, “The CBOT’s volume continues to expand at a rapid pace, with turnover at the exchange up 18 percent in the third quarter versus third quarter last year. In October, the CBOT surpassed its all-time annual trading volume record set in 2003, testimony to the value provided by the exchange’s liquid and transparent markets and superior electronic trading platform. Further, the CBOT has significantly expanded access to the exchange via technology and other initiatives designed to facilitate global distribution of CBOT products.”

Net income in the first nine months of 2004 also increased, rising 42 percent to $44.7 million from $31.6 million during the same period in 2003. Revenues during the first three quarters rose 5 percent from the same period in 2003.

Average daily trading volume in the third quarter of this year was up 18 percent to 2,366,716 contracts from 2,007,363 contracts in the same period of 2003. For the nine months ended September 30, 2004, average daily volume expanded 31 percent to 2,362,710 contracts from 1,804,552 contracts during the first nine months of 2003.

In October 2004, the CBOT Board of Directors unanimously approved the return of an assessment in the aggregate amount of $9.3 million that it levied on the CBOT’s membership in January 2004. The purpose of the assessment was to provide the exchange with adequate funds to meet increased financial demands associated with anticipated competitive challenges. At this time, the Board of Directors has determined that the exchange no longer needs the assessed monies and will be returning such amounts to the individuals whom were originally billed. The assessment’s return will be recorded in the fourth quarter of 2004.

Additionally, in September 2004, the Circuit Court of Cook County granted final approval to a settlement agreement in the Minority Member lawsuit, ending longstanding litigation over the previously proposed allocation of equity in the CBOT among CBOT member classes. The period for an appeal expired in October 2004, making the Court’s decision final. Costs associated with the settlement of the lawsuit will be recorded in the fourth quarter of 2004.

For more information about the CBOT’s products and markets, please visit the exchange website at www.cbot.com.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CHICAGO BOARD OF TRADE
CONSOLIDATED STATEMENTS OF INCOME
[LOGO of Chicago Board of Trade]	For the Nine Months Ended September 30, 2004
(unaudited; in thousands)

	Quarter Ended September 30,		Quarter Ended June 30,	Nine Months Ended September 30,
	2004	2003	2004	2004	2003

REVENUES
Exchange Fees	$49,748	$82,295	$52,604	$156,731	$211,789
Clearing Fees	18,609	—	19,634	54,832	—
Quotations	16,119	13,801	16,020	48,118	42,115
Building	5,328	4,853	5,363	16,089	14,870
Services	3,133	3,600	3,276	9,465	12,546
Members’ Dues	—	—	4,657	9,315	—
Other Operating Revenue	638	369	542	2,006	1,074

Total Revenues	93,575	104,918	102,096	296,556	282,394

EXPENSES
Salaries and Benefits	16,923	15,145	17,982	52,820	47,517
Depreciation and Amortization	11,507	7,596	10,958	33,757	22,473
Clearing Services	14,080	—	13,872	40,162	—
General and Administrative Expenses	5,511	4,237	3,662	14,638	11,383
Building Operating Costs	5,899	6,468	5,559	17,813	18,998
Technology	8,905	11,729	9,292	26,378	38,725
Contracted License Fees	1,575	7,852	1,568	4,586	20,179
Professional Services	6,389	8,575	6,053	19,115	20,421
Programs	1,902	1,401	3,365	8,053	3,090
Equity on Loss of OneChicago	201	247	188	621	786
Severance and Related Costs	(31)	292	58	387	640
Interest	1,114	1,075	1,216	3,654	2,972

Total Expenses	73,975	64,617	73,773	221,984	187,184

INCOME FROM OPERATIONS	19,600	40,301	28,323	74,572	95,210
PROVISION FOR INCOME TAXES	7,757	5,077	12,324	30,966	22,491

INCOME BEFORE LIMITED PARTNERS
INTEREST IN CERES PARTNERSHIP	11,843	35,224	15,999	43,606	72,719
LIMITED PARTNERS INTEREST IN
INCOME OF CERES PARTNERSHIP	323	(28,360)	523	1,100	(41,162)

NET INCOME	$12,166	$6,864	$16,522	$44,706	$31,557

BALANCE SHEET HIGHLIGHTS

(unaudited; in thousands)

	September 30, 2004	December 31, 2003
Unrestricted Cash	$104,525	$137,127
Current Assets	$170,212	$200,157
Total Assets	$447,640	$483,981
Current Liabilities	$81,054	$84,535
Long Term Debt	$31,671	$50,045
Total Liabilities	$149,887	$169,758
Members’ Equity	$296,213	$251,283